FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release of Diana Containerships Inc. (the “Company”) dated February 17, 2014 reporting the Company’s financial results for the fourth quarter and year ended December 31, 2014.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 18, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

EXHIBIT 99.1

          Corporate Contact:
          Ioannis Zafirakis
          Director, Chief Operating Officer and Secretary
          Telephone: + 30-216-600-2400
         Email: izafirakis@dcontainerships.com
         Website: www.dcontainerships.com
For Immediate Release
           Investor and Media Relations:
           Edward Nebb
           Comm-Counsellors, LLC
           Telephone: + 1-203-972-8350
           Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

DECLARES CASH DIVIDEND OF $0.15 PER SHARE
FOR THE FOURTH QUARTER

REPORTS AT-THE-MARKET OFFERING PROCEEDS

ATHENS, GREECE, February 17, 2014 – Diana Containerships Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of containerships, today reported a net loss of $19.8 million for the fourth quarter of 2013, compared to net income of $0.3 million for the respective period of 2012. The loss for the fourth quarter was mainly the result of $9.7 million of impairment charges for the vessel Sardonyx, and direct sale and other charges associated with the disposal of the vessel Spinel amounting to $12.2 million, without which the result for the fourth quarter of 2013 would have been net income of $2.1 million, while the earnings per share, basic and diluted, would have been $0.06 for that quarter.

Time charter revenues, net of prepaid charter revenue amortization, were $15.5 million for the fourth quarter of 2013, compared to $14.6 million for the same period of 2012.

Net loss for the year ended December 31, 2013 amounted to $57.3 million, compared to net income of $6.0 million for the same period of 2012. The loss for the year ended December 31, 2013, was mainly the result of impairment charges and direct sale and other charges totalling $58.8 million for the vessels Madrid, Malacca, Merlion, Spinel and Sardonyx, without which the result for the year would have been net income of $1.5 million, while the earnings per share, basic and diluted, would have been $0.04 for the year. Time charter revenues, net of prepaid charter revenue amortization, were $54.0 million for the year ended December 31, 2013, compared to $56.6 million for the respective period in 2012.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.15 per share with respect to the fourth quarter of 2013. The cash dividend will be payable on or around March 19, 2014 to all shareholders of record as at March 4, 2014. The Company has 35,335,050 shares of common stock outstanding

At-the-Market Offering Proceeds

The Company reports that during the three months ended December 31, 2013 and up to the date hereof, the Company sold in an at-the-market offering through Deutsche Bank Securities, as sales agent, an aggregate of 1,351,890 common shares at a weighted average sales price of $3.91, in connection with which the Company paid a total of $106 thousand of commissions to the sales agent and received total net proceeds of $5.2 million.

Fleet Employment Profile (As of February 17, 2014)
Currently Diana Containerships Inc.’s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Panamax Container Vessels

SAGITTA	A	$7,250	1.25%	A.P. Moller - Maersk A/S	15-Mar-13	29-Jan-14
		$7,400			29-Jan-14	15-Sep-14 - 30-Nov-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	1-Apr-14 - 13-Jun-14	1,2

2010 3,426
CAP DOMINGO	B	$22,850	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-13	6-Feb-14	3,4
(ex Cap San Marco)
2001 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	B	$22,850	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-13	6-Feb-14	3,4
(ex Cap San Raphael)
2002 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
SARDONYX	C	$24,750	1.00%	APL (Bermuda) Ltd.	17-Feb-12	12-Feb-14	4,5,6
(ex APL Sardonyx)
1995 4,729
APL GARNET	C	$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	4

1995 4,729
SPINEL	C	$24,750	1.00%	APL (Bermuda) Ltd.	1-Mar-12	1-Dec-13	4,5,7,8
(ex APL Spinel)
1996 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	4

1993 4,024

Post - Panamax Container Vessels

PUELO	D	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	23-Feb-15 - 23-Feb-16	9

2006 6,541
PUCON	D	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	9

2006 6,541

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months.

2 Based on latest information.
3 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

5 Since December 28, 2012 charterers changed to NOL Liner (Pte) Ltd.
6 Vessel sold and expected to be delivered to its new owners by the end of February 2014.
7 NOL Liner (Pte) Ltd. have agreed to compensate in full the owner for the early redelivery of the vessel on December 1, 2013 till the minimum agreed redelivery date, January 15, 2014.
8 Vessel sold and delivered to its new owners on December 19, 2013.
9 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period after delivery, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$15,503	$14,637	$54,015	$56,631
Voyage expenses	178	375	705	1,404
Vessel operating expenses	7,313	8,809	30,870	28,969
Net income / (loss)	(19,784)	271	(57,346)	5,969
FLEET DATA
Average number of vessels	9.9	9.5	9.6	8.6
Number of vessels	9.0	10.0	9.0	10.0
Ownership days	908	871	3,516	3,156
Available days	908	871	3,516	3,156
Operating days	904	870	3,442	3,150
Fleet utilization	99.6%	99.9%	97.9%	99.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$16,878	$16,374	$15,162	$17,499
Daily vessel operating expenses (2)	$8,054	$10,114	$8,780	$9,179

__________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, February 17, 2014.

Investors may access the webcast by visiting the Company’s website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13574614.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$20,896	$18,543	$74,337	$68,835
Prepaid charter revenue amortization	(5,393)	(3,906)	(20,322)	(12,204)
Time charter revenues, net	15,503	14,637	54,015	56,631

EXPENSES:
Voyage expenses	178	375	705	1,404
Vessel operating expenses	7,313	8,809	30,870	28,969
Depreciation	2,952	3,337	11,070	12,476
Management fees	-	425	305	1,551
General and administrative expenses	1,208	768	5,059	3,468
Impairment losses	9,697	-	42,323	-
Loss on vessels' sale	12,210	-	16,481	-
Foreign currency losses / (gains)	(1)	(92)	66	(194)
Operating income / (loss)	(18,054)	1,015	(52,864)	8,957

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,741)	(772)	(4,554)	(3,066)
Interest Income	11	28	72	78
Total other expenses, net	(1,730)	(744)	(4,482)	(2,988)

Net income / (loss)	$(19,784)	$271	$(57,346)	$5,969

Earnings / (loss) per common share, basic and diluted	$(0.58)	$0.01	$(1.73)	$0.22

Weighted average number of common shares, basic and diluted	34,198,357	32,111,969	33,159,328	26,934,533

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(19,784)	$271	$(57,346)	$5,969

Comprehensive income / (loss)	$(19,784)	$271	$(57,346)	$5,969

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	2013	2012
ASSETS

Cash and cash equivalents	$19,685	$31,526
Other current assets	3,295	5,386
Vessels' net book value	265,372	260,945
Other fixed assets, net	321	-
Restricted cash	9,870	9,270
Prepaid charter revenue	18,166	29,918
Total assets	$316,709	$337,045

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$3,779	$6,110
Long-term bank debt, net of unamortized deferred financing costs	98,102	91,906
Related party financing, non-current	50,233	-
Other non-current liabilities	130	271
Total stockholders' equity	164,465	238,758
Total liabilities and stockholders' equity	$316,709	$337,045

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$9,671	$6,897	$31,740	$31,346
Net Cash provided by / (used in) Investing Activities	8,028	(30,087)	(81,663)	(149,960)
Net Cash provided by / (used in) Financing Activities	(1,524)	(9,657)	38,082	108,786